Amos W. Barclay Of Counsel Phone (303) 473-4813 Fax (303) 957-2229 AWBarclay@hollandhart.com

March 16, 2017

VIA EDGAR AND HAND DELIVERY

John Reynolds

Assistant Director

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Mail Stop 3561

Re:	Stillwater Mining Company
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2017
File No. 001-13053

Dear Mr. Reynolds:

On behalf of Stillwater Mining Company (the “Company”), set forth below is the Company’s response to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission in your March 15, 2017 letter to Brent Wadman (the “Comment Letter”) concerning the above-referenced filing (the “Amended Preliminary Proxy Statement”).

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Litigation Relating to the Merger, page 53

Comment: We note your revised disclosure that multiple putative shareholder class action complaints were filed in class action lawsuits related to the merger. Please supplementally provide us a copy of the complaints that were filed.

Response to Comment: In response to the Staff’s comment, a copy of each complaint is being provided supplementally. In addition, the Company advises the Staff that, on March 15, 2017, the Company and representatives of the putative plaintiff classes of the Company’s shareholders entered into a settlement agreement that contemplates the dismissal of these lawsuits. The Company will, in the Definitive Proxy Statement that will be filed on Schedule 14A, replace the sections of the Amended Preliminary Proxy Statement captioned “Summary Term Sheet – Litigation Relating to the Merger” and “Proposal 1: The Merger – Litigation Relating to the Merger” on pages 6 and 53, respectively, with the disclosures set forth on Exhibit A hereto.

Holland & Hart LLP Attorneys at Law

Phone (303) 473-2700 Fax (303) 473-2720 www.hollandhart.com

One Boulder Plaza 1800 Broadway Suite 300 Boulder, CO 80302

Aspen Billings Boise Boulder Carson City Cheyenne Colorado Springs Denver Denver Tech Center Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

John Reynolds Securities and Exchange Commission March 16, 2017 Page 2

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The Company has authorized us to acknowledge on its behalf that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Company’s response or require further information, please contact me by telephone at (303) 473-4813.

Sincerely,

/s/ Amos W. Barclay

Amos W. Barclay

cc:	Michael McMullen (Stillwater Mining)
Brent Wadman (Stillwater Mining)
Lucy Stark (Holland & Hart LLP)
Robert Profusek (Jones Day)
Andrew M. Levine (Jones Day)

Exhibit A

Proposed Language

To Replace Section Captioned “Summary Term Sheet – Litigation Relating to the Merger”:

Litigation Relating to the Merger (page 53)

As of the date of this proxy statement, three putative shareholder class action lawsuits have been filed against Stillwater and the Stillwater board of directors in connection with the merger. On March 15, 2017, Stillwater and representatives of the putative plaintiff classes of Stillwater shareholders entered into a settlement agreement that contemplates the dismissal of these lawsuits. See the section captioned “Proposal 1: The Merger – Litigation Relating to the Merger.”

To Replace Section Captioned “Proposal 1: The Merger – Litigation Relating to the Merger”:

Litigation Relating to the Merger

As of the date of this proxy statement, three putative shareholder class action lawsuits have been filed in the United States District Court for the District of Colorado in connection with the Sibanye merger. These complaints allege that the initial preliminary proxy statement filed on January 24, 2017 in respect of the merger contained materially incomplete and misleading statements and/or omitted material information necessary to make the statements made not misleading. These complaints also generally allege, among other things, that the consideration to be received by Stillwater shareholders is inadequate, that the process carried out in connection with entering into the merger agreement was flawed and that the merger agreement contains preclusive deal protection devices that limit the pursuit of superior proposals and alternatives. The complaints purport to seek, among other remedies, to enjoin the merger, money damages and reimbursement of costs, including attorneys’ and expert fees and expenses.

On March 15, 2017, following discussions between counsel for Stillwater and counsel for the named plaintiffs, the parties to the lawsuits entered into a settlement agreement with respect to the lawsuits described above. The settlement agreement acknowledges that the filing of this proxy statement containing certain additional disclosures that had not been contained in a preliminary version of this proxy statement moots plaintiffs’ claims and provides that the plaintiffs will dismiss their lawsuits with prejudice as to themselves, and without prejudice as to absent members of the putative class, within five business days of the date of the vote by Stillwater’s shareholders on the merger. The settlement agreement also provides for a payment of a mootness fee to plaintiffs’ counsel in an aggregate amount of $285,000.00, inclusive of any costs, fees and expenses following dismissal of the lawsuits.